

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Kevin Ali
Chief Executive Officer
Organon & Co.
30 Hudson Street
Jersey City, NJ 07302

> **Re:** **Organon & Co.**
> **Form 10**
> **Exhibit No. 10.4-10.6 and 10.10-10.12**
> **Filed March 17, 2021**
> **File No. 001-40235**

Dear Mr. Ali:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance